SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 7 June 2010

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares made on 6 April 2010
Enclosure 2	Transaction in Own Shares made on 6 April 2010
Enclosure 3	Transaction in Own Shares made on 13 April 2010
Enclosure 4	Transaction in Own Shares made on 27 April 2010
Enclosure 5	Total Voting Rights made on 30 April 2010
Enclosure 6	Transaction in Own Shares made on 4 May 2010
Enclosure 7	Transaction in Own Shares made on 13 May 2010
Enclosure 8	Director/PDMR Shareholding made on 13 May 2010
Enclosure 9	Holding(s) in Company made on 13 May 2010
Enclosure 10	Transaction in Own Shares made on 18 May 2010
Enclosure 11	Director/PDMR Shareholding made on 19 May 2010
Enclosure 12	Transaction in Own Shares made on 25 May 2010
Enclosure 13	Director Declaration made on 27 May 2010
Enclosure 14	Total Voting Rights made on 28 May 2010
Enclosure 15	Transaction in Own Shares made on 1 June 2010

Enclosure 1

Tuesday 6 April 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,581 ordinary shares at the price of 61 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 398,329,711ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,752,897,318

The above figure (7,752,897,318) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 6 April 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,000,000 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,329,711ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,897,318

The above figure (7,753,897,318) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 13 April 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 6,959 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,322,752 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,904,277.

The above figure (7,753,904,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Tuesday 27 April 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 6,826 ordinary shares at a minimum price of 61 pence per share and a maximum price of 111 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,315,926 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,911,103.

The above figure (7,753,911,103) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Friday 30 April 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 April 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 397,315,926 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,753,911,103.
The above figure (
7,753,911,103
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 6

Tuesday 04 May 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,977 ordinary shares at a price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,312,949 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,914,080.

The above figure (7,753,914,080) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 7

Thursday 13 May 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,058 ordinary shares at a price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,311,891 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,915,138.

The above figure (7,753,915,138) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
IAN LIVINGSTON
TONY CHANMUGAM
SALLY DAVIS
ROEL LOUWHOFF
GAVIN PATTERSON
CLIVE SELLEY

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
ILFORD TRUSTEES (JERSEY)  LIMITED
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
LAPSE OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
ILFORD TRUSTEES (JERSEY)  LIMITED
8 State the nature of the transaction
LAPSE OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN
9. Number of shares, debentures or financial instruments relating to shares acquired
IAN LIVINGSTON
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN - 393,268

TONY CHANMUGAM
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN - 94,811

SALLY DAVIS
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN - 80,896

ROEL LOUWHOFF
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN - 305,746

GAVIN PATTERSON
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN - 128,187

CLIVE SELLEY
SHARES LAPSING UNDER THE INCENTIVE SHARE PLAN - 61,245

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
N/A
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
N/A
14. Date and place of transaction
N/A
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)
IAN LIVINGSTON
PERSONAL HOLDING
: S
HARES - 1,084,513
BT GROUP DEFERRED BONUS PLAN: SHARES - 643,616
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 3,470,661
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING
:
SHARES - 205,629
BT GROUP DEFERRED BONUS PLAN: SHARES - 153,308
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,097,706
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

SALLY DAVIS
PERSONAL HOLDING
:
SHARES - 232,492
BT GROUP DEFERRED BONUS PLAN: SHARES - 249,405
BT GROUP INCENTIVE SHARE PLAN: SHARES - 544,414
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732

ROEL LOUWHOFF
PERSONAL HOLDING
:
SHARES - 334,820
BT GROUP DEFERRED BONUS PLAN: SHARES - 287,034
BT GROUP INCENTIVE SHARE PLAN: SHARES -771,631
BT GROUP RETENTION SHARE PLAN: SHARES - 152,870

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 409,181
BT GROUP DEFERRED BONUS PLAN: SHARES - 141,789
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,701,301
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING
:
SHARES - 46,493
BT GROUP DEFERRED BONUS PLAN: SHARES - 246,553
BT GROUP INCENTIVE SHARE PLAN: SHARES - 127,770
BT GROUP SPECIAL INCENTIVE AWARD: OPTIONS OVER 53,259 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 20,769 SHARES

16. Date issuer informed of transactions
12 MAY 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
ANNA WATCH - 020 7356 5158
Name and signature of duly authorised officer of
issuer
responsible for making notification
ANNA WATCH
Date of notification
13 MAY 2010
END

Enclosure 9

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	[ ]
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	[ ]
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	[ ]
An event changing the breakdown of voting rights	[ ]
Other (please specify):	[ ]
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	7th May 2010
6. Date on which issuer notified:	11th May 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	406,119,930	406,119,930	N/A	N/A	381,255,769	N/A	4.92%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	4,782,753		Nominal	Delta
						0.06%	0.06%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
386,038,522			4.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited – 386,038,522 (4.98%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 10

Tuesday 18 May 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 3,704 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,308,187 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,918,842.

The above figure (7,753,918,842) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an
issuer
to make a
RIS
notification required by
DR
3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
3.1.4R(1)(a); or
(ii)
DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of
person discharging managerial responsibilities
/
director
SIR MICHAEL RAKE
IAN LIVINGSTON
SALLY DAVIS
GAVIN PATTERSON
4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person
EQUINITI SHARE PLAN TRUSTEES LIMITED
5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them
EQUINITI SHARE PLAN TRUSTEES LIMITED
8 State the nature of the transaction
PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
acquired
SIR MICHAEL RAKE - 1161 SHARES
IAN LIVINGSTON - 1161 SHARES
SALLY DAVIS - 1161 SHARES
GAVIN PATTERSON - 1161 SHARES
10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
disposed
N/A
12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

N/A
13. Price per
share
or value of transaction
129.2 pence
14. Date and place of transaction
17 MAY 2010 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:  109,523 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 12,110 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 1,085,674 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 643,616 SHARES
BT GROUP INCENTIVE SHARE PLAN: 3,470,661 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 12,110 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: 410,342 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 141,789 SHARES
BT GROUP INCENTIVE SHARE PLAN: 1,701,301 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

SALLY DAVIS
PERSONAL HOLDING: 233,653 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: 249,405 SHARES
BT GROUP INCENTIVE SHARE PLAN: 544,414 SHARES
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 343,732 SHARES

16. Date issuer informed of transaction
18 MAY 2010
If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
or debentures involved (
class
and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A ……………………
24. Name of contact and telephone number for queries
ANDREW BENNETT  - 020 7356 6027
Name and signature of duly authorised officer of
issuer
responsible for making notification
ANDREW BENNETT
Date of notification
19 MAY 2010
END

Enclosure 12

Tuesday 25 May 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 330 ordinary shares at a price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,307,857 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,919,172.

The above figure (7,753,919,172) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

BT GROUP plc                                                                                      27 May 2010

Notification under Listing Rule 9.6.14
Details of an additional directorship appointment by a current director

1.  Patricia Hewitt is the Senior Independent Director of BT Group plc.
2.  With effect from 26 May 2010, Patricia Hewitt was appointed an Independent Non-Executive Director of Groupe Eurotunnel SA.

Contact for queries:

Name:            Anna Watch
Address:       pp A9C, BT Centre, 81 Newgate Street, London EC1A 7AJ
Date of Notification:          27 May 2010

Enclosure 14

Friday 28 May 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 May 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 397,307,857 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,753,919,172.
The above figure (
7,753,919,172
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 15

Tuesday 1 June 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 2,355 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,151,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 397,305,502 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,753,921,527.

The above figure (7,753,921,527) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 7 June 2010